# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FirstSun Capital Bancorp, CIK 0001709442
CUSIP: 33767U107
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1400 16th Street, Suite 250, Denver, Colorado (CO), 80202
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001552781-24-000603
Filed by CIK 0002044260

## Reporting persons
- Karen Hale Young Family Irrevocable Trust U/A/D 5/25/2011: type of reporting person: other (OO); citizenship or place of organization: Missouri (MO); member of a group; sole voting power 1,816,000; shared voting power 0; sole dispositive power 1,816,000; shared dispositive power 0; aggregate amount beneficially owned 1,816,000 (6.52% of the class)
  Comment: Note for (1) Name of reporting person - 1,816,000 common shares held by the Karen Hale Young Family Irrevocable Trust U/A/D 5/25/2011. As of the date of filing this Amendment No. 1, Karen Hale Young served as the trustee of the above named trust.
- Joyce V Hale GRAT FBO Karen H Young Family: type of reporting person: other (OO); citizenship or place of organization: Missouri (MO); member of a group; sole voting power 85,000; shared voting power 0; sole dispositive power 85,000; shared dispositive power 0; aggregate amount beneficially owned 85,000 (0.31% of the class)
  Comment: Note for (1) Name of reporting person - 85,000 common shares held by the Joyce V Hale GRAT FBO Karen H Young Family. As of the date of filing this Amendment No. 1, Karen Hale Young served as the trustee of the above named trust.
- JVH Orion Trust for the Karen Hale Young Family U/A/D 7/8/2011: type of reporting person: other (OO); citizenship or place of organization: Missouri (MO); member of a group; sole voting power 69,000; shared voting power 0; sole dispositive power 69,000; shared dispositive power 0; aggregate amount beneficially owned 69,000 (0.25% of the class)
  Comment: Note for (1) Name of reporting person - 69,000 common shares held by the JVH Orion Trust for the Karen Hale Young Family U/A/D 7/8/2011. As of the date of filing this Amendment No. 1, Karen Hale Young served as the trustee of the above named trust.
- Karen Hale Young Trust U/A/D 2/23/1996: type of reporting person: other (OO); citizenship or place of organization: Missouri (MO); member of a group; sole voting power 100; shared voting power 0; sole dispositive power 100; shared dispositive power 0; aggregate amount beneficially owned 100 (0% of the class)
  Comment: Note for (1) Name of reporting person - 100 common shares held by the Karen Hale Young Trust U/A/D 2/23/1996. As of the date of filing this Amendment No. 1, Karen Hale Young served as the trustee of the above named trust

## Item 1. Issuer
Name of issuer: FirstSun Capital Bancorp
Address of issuer's principal executive offices: 1400 16th Street, Suite 250, Denver, Colorado 80202

## Item 2. Person Filing
Name of person filing: The Statement is filed by each of the (i) Karen Hale Young Family Irrevocable Trust U/A/D 5/25/2011 (the "KHY Family Trust"); (ii) Joyce V Hale GRAT FBO Karen H Young Family (the "KVH GRAT"); (iii) JVH Orion Trust for the Karen Hale Young Family U/A/D 7/8/2011 (the "JVH Orion Trust"); and (iv) Karen Hale Young Trust U/A/D 2/23/1996 (the "KHY Trust") (each, a "Reporting Person" and collectively, the "Reporting Persons").
Address of principal business office or, if none, residence:
1400 16th Street, Suite 250
Denver, Colorado 80202
Citizenship:
The KHY Family Trust is a trust existing under the laws of the State of Missouri.
The KVH GRAT is a trust existing under the laws of the State of Missouri.
The JVH Orion Trust is a trust existing under the laws of the State of Missouri.
The KHY Trust is a trust existing under the laws of the State of Missouri.

## Item 4. Ownership
Amount beneficially owned:
As of the date of filing this Amendment No. 1, the Reporting Persons beneficially owned an aggregate of 1,970,100 shares of the Issuer's Common Stock. Specifically, this Amendment No. 1 is being filed to include 100 shares owned by the KHY Trust now that SEC codes have been obtained for the KHY Trust, as noted in the initial 13G filed by the Reporting Persons on November 14, 2024.

As of the date of filing this Amendment No. 1:

(i) The KHY Family Trust beneficially owns 1,816,000 shares (6.52%) of the Issuer's Common Stock;
(ii) The KVH GRAT beneficially owns 85,000 shares (0.31%) of the Issuer's Common Stock;
(iii) The JVH Orion Trust beneficially owns 69,000 shares (0.25%) of the Issuer's Common Stock; and
(iv) The KHY Trust beneficially owns 100 shares (0.00%) of the Issuer's Common Stock.

Other than as provided above to include the 100 shares owned by the KHY Trust, the aggregate shares of the Issuer's Common Stock beneficially owned by the Reporting Persons has not changed since the initial Schedule 13G filed by the Reporting Persons on November 14, 2024. Karen Hale Young ("Young") is the trustee of each of the KHY Family Trust, the KVH GRAT, the JVH Orion Trust and the KHY Trust. As such, she may be deemed to have voting, investment, and dispositive power with respect to the securities described in this Schedule 13G. Young owns no other shares of the Issuer's Common Stock.
Percent of class: As of the date of filing this Amendment No. 1, the Reporting Persons may be deemed to have beneficially owned 1,970,100 shares of the Issuer's Common Stock or 7.08% of the Issuer's Common Stock outstanding (see Item 4(a)above), which percentage was calculated based on 27,833,378 shares of the Issuer's Common Stock outstanding as of May 9, 2025, as per the information reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 9, 2025.
Sole power to vote or to direct the vote: Each Reporting Person has the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of the shares indicated in Item 4(a) as being beneficially owned by that Reporting Person. Because of the overlapping trusteeship of the Reporting Persons, however, the Reporting Persons may be deemed to have shared power to vote or direct the vote and the shared power to dispose of or direct the disposition of the entire 1,970,100 shares of the Issuer's Common Stock owned, in the aggregate, by the Reporting Persons.
Sole power to dispose or to direct the disposition: Each Reporting Person has the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of the shares indicated in Item 4(a) as being beneficially owned by that Reporting Person. Because of the overlapping trusteeship of the Reporting Persons, however, the Reporting Persons may be deemed to have shared power to vote or direct the vote and the shared power to dispose of or direct the disposition of the entire 1,970,100 shares of the Issuer's Common Stock owned, in the aggregate, by the Reporting Persons.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit I.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit I: Joint Filing Agreement, dated as of May 13, 2025, by and among The Karen Hale Young Family Irrevocable Trust U/A/D 5/25/2011, the Joyce V Hale GRAT FBO Karen H Young Family, the JVH Orion Trust for the Karen Hale Young Family U/A/D 7/8/2011 and the Karen Hale Young Trust U/A/D 2/23/1996.

## Signatures
- Karen Hale Young Family Irrevocable Trust U/A/D 5/25/2011: /s/ Karen Hale Young, Trustee (05/13/2025)
- Joyce V Hale GRAT FBO Karen H Young Family: /s/ Karen Hale Young, Trustee (05/13/2025)
- JVH Orion Trust for the Karen Hale Young Family U/A/D 7/8/2011: /s/ Karen Hale Young, Trustee (05/13/2025)
- Karen Hale Young Trust U/A/D 2/23/1996: /s/ Karen Hale Young, Trustee (05/13/2025)